March 9, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Attn: William Choi
Division of Corporate Finance
Washington, D.C. 20549-0404

Dear Mr. Choi

Re: Melt – Inc Letter dated March 2, 2007

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1 – Nature of Organization

h. Revenue Recognition, page 11

SEC Comment 1) We have reviewed your response to prior comment 5 in our letter dated December 29, 2006. We continue to believe that recognition of franchise fee revenue prior to the commencement of operations by the franchisee is inappropriate since it does not appear substantial performance of your obligation has occurred as of the franchise agreement date. We are not in a position to agree with your assessment that your obligation to provide training is insignificant due to your ability to declare the franchise agreement null and void if a franchisee is unable to find a suitable store location. Unless you can demonstrate to us that you have a history of not providing training or other products or services to any of your franchisees, we believe that you should defer recognition of the initial franchise fee until commencement of operations by the franchisee.

Melt Response: We have reviewed our 16 franchise openings and have concluded that all 16 did have training prior to commencing operations. In light of this fact we will defer the revenue recognition of our franchise fee to the earlier of the commencement of operations by the franchisee or the termination of the franchise agreement. Management does not intend to terminate a franchise agreement at 181 days from signing. It would be a decision after exhausting significant effort to find a suitable location for that franchisee that management would make a decision to terminate the franchise agreement. Upon making this decision and by notification to the SEC and investors through a Form 8-K filing dated March 7, we intend to restate our 10-QSB filing for the period ending June 30, 2006 and our 10-QSB filing for the period ending September 30, 2006. There was no impact to our 10QSB filing for the period ending March 31, 2006 and therefore, no restatement is necessary.

As it relates to form 10-KSB for the fiscal year end December 31, 2005, we believe that the impact of this decision is immaterial and does not require a restatement. We have reviewed the SEC Staff Accounting Bulletin No. 108 for guidance in this decision and have reviewed both quantitative and qualitative measures in making our decision. The quantitative factors include the 2005 revenue impact of the change in revenue recognition is $25,000, which represent less than 1.5% of our revenue. Our company reported a net loss of ($206,550) that year and if we restated, the net loss is ($231,550) which is not a meaningful difference. Our net loss per weighted average number of shares outstanding does not change from our reported loss of ($0.01) per share. The qualitative factors considered include the fact that there is not change from profit to loss. Further, this restatement does not change our earnings trend. We still lost money and showed substantial improvement vs. 2004 results. This restatement will have no effect on any management compensation for 2005. The inclusion of the additional $25,000 of franchise fee revenue did not trigger any bonus payment or other form of variable compensation. To the best of our knowledge, there are not analyst expectations for our earnings per share, but even if there were, this restatement would not alter our EPS for 2005. Finally this restatement does not impact any loan covenants or other contractual requirements.

SEC Comment 2) We have reviewed your response to prior comment 9 in our letter dated December 29, 2006. Please be advised that since the warrants were issued in conjunction with another instrument, common shares, the little or not initial net investment criterion of paragraphs 6(b) of SFAS 133 is met. Please also note that paragraph 6(c) pertains to whether a financial instruments requires or permits net settlement. Therefore, assuming that your warrant agreements permit net settlement, they would meet the definition of freestanding derivatives under paragraph 6 of SFAS 133. When analyzing the warrants under EITF 00-19, please note that any provision, even if remote, that could require net-cash settlement would result in classification as a liability. Accordingly, the possibility that the warrants may expire unexercised is irrelevant to the EITF 00-19 analysis. Taking into account the preceding information, please provide us with the following information:

- Please explain in detail how the preceding information impacts your assessment that the share purchase warrants are not free standing derivatives requiring fair value treatment;

  Melt Response: The above information was considered in our assessment that the share purchase warrants are not free standing derivative instruments requiring fair value treatment. We believe the warrants meet the conditions necessary for equity classification per EITF 00-19 and no provisions of the warrants could require or allow the counterparty with the choice to net-cash settle. Additionally, the warrants were valued at fair value and reported as a component of stockholders' equity.

- Please confirm if the discounted exercise price upon delivery of unregistered shares is intended to compensate the investor for the difference between a registered share and an unregistered share, and;

  Melt Response: We do not believe the $0.75 per share exercise price of the warrants to be discounted as cash sales of the company's common stock at the time of issuance of the warrants were at $0.50 and the stock was not yet trading on a liquid market.

- Provide us with all relative agreements that discuss the settlement alternatives and registration rights of the share purchase warrants.

  Melt Response: Please see attached relative agreements which describe the settlement alternatives of the company and the holders and the registration rights of the share purchase warrants. Specifically, on page 5 of the attached document, section 4 discusses the exercise of warrants. Also the last page of the attachment is the Subscription For. Neither of these allow for net settlement of the warrants.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Notes to the Consolidated Financial Statements

General

SEC Comment 3) We have reviewed your response to prior comment 12 in our letter dated December 29, 2006. Please tell us what "Miscellaneous finder and professional fees" represent and your revenue recognition policy for these fees. Additionally, please confirm that you expect to regularly recognize revenues from these activities going forward.

Melt Response: "Miscellaneous finder and professional fees" revenue consists of services performed by the Company for franchise store design, lease review and site finders fees. The revenue from these professional fees is recognized as services are performed and when all rights and obligations of the Company have been met. We expect to recognize revenue from these activities on a going forward basis.

SEC Comment 4) We have reviewed your response to prior comment 13 in our letter dated December 29, 2006. In accordance with Rule 5-03(b)2 of Regulation S-X, please separately present cost of tangible goods sold, cost of services, and expenses applicable to other revenues on the face of your statements of operations. Based on our understanding of your operations, we would expect to see cost of sales separately presented for product sales to franchisees, store construction sales to franchisees, and costs related to your fee and royalty activities. If you believe other categories are more appropriate, please advise.

Melt Response: In our future filings, starting with the Form 10-KSB for the fiscal year ended December 31, 2006, we will present cost of tangible goods sold separately for corporate owned and franchisee owned stores and cost of services and expenses applicable to other revenues on the face of our statements of operations, including store construction costs.

Should you have any questions or further comments, please do not hesitate to contact me at (949) 707 0456 ext 108.

Sincerely,

Scott M. Miller
EVP and CFO
Melt Inc

Cc Clive Barwin
Mike Zorehkey
Jeff Jones, HJ & Associates
Bill MacDonald, Clark Wilson, LLP